UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2006

Commission File Number: 0-30628

ALVARION LTD.
(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number
	Press release on IRISH BROADBAND EXPANDS ITS NETWORK USING ALVARION WIMAX AND BROADBAND WIRELESS SYSTEMS , dated February 22, 2006	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALVARION LTD.

Date: February 22, 2006     By:  /s/ Dafna Gruber
Name: Dafna Gruber
Title:	Chief Financial Officer

EXHIBIT 1
Contacts
Dafna Gruber, CFO    Carmen Deville
+972 3 645 6252    +760-517-3188
+760-517-3187
dafna.gruber@alvarion.com  carmen.deville@alvarion.com

FOR IMMEDIATE RELEASE

IRISH BROADBAND EXPANDS ITS NETWORK USING
ALVARION WIMAX AND BROADBAND WIRELESS SYSTEMS

Recent Orders Totaling Over $4 Million for
BreezeMAX™, BreezeACCESS® VL, and WALKair 3000
 -------

Tel Aviv, Israel, February 22, 2006 - Alvarion Ltd., (NASDAQ: ALVR), the world’s leading provider of wireless broadband solutions and specialized mobile networks, today announced a major network expansion by current customer, Irish Broadband, having received additional equipment orders totaling over $4 million for systems to be delivered through the second quarter of 2006. This network expansion enables Ireland’s leading, innovative wireless broadband service provider to nearly double its subscriber base by expanding its network coverage in Dublin and to eight other major cities in Ireland and Northern Ireland. To enable rapid growth and serve the full range of potential customers from residences and SOHOs to medium and large businesses, Irish Broadband is deploying broadband wireless equipment in both licensed and licensed-exempt frequency bands, including Alvarion’s BreezeMAX™ 3500—the worldwide leading WiMAX system, BreezeACCESS™ VL, and WALKair™3000 systems. This latest order makes Alvarion Irish Broadband’s largest broadband wireless equipment supplier.

As part of its network expansion plans, Irish Broadband and Intel recently announced a major initiative for the immediate rollout of WiMAX networks using BreezeMAX, which uses the BreezeMAX PRO, the world’s first CPE that uses the Intel WiMAX chip, to eight of Ireland’s major urban centres. Included in the WiMAX launch are the cities of Athlone, Arklow, Carlow, Ennis, Kilkenny, Letterkenny, Newbridge, and Wexford.

“Once we complete our network expansion, Irish Broadband will be a major regional service provider in Ireland offering thousands of subscribers the benefits of broadband,” commented Paul Doody, Managing Director of Irish Broadband. “This selection of Alvarion for both WiMAX and broadband wireless systems reflects our past successes with the company, its world class equipment and support, and makes Alvarion our sole WiMAX systems provider. We are also excited to be part of Intel’s worldwide WiMAX efforts, and in doing so, to be taking a leading role in the global acceptance of WiMAX and its deployment by carriers everywhere.”

As part of their worldwide WiMAX project, Intel selected Irish Broadband as one of sixteen strategic partners in sixteen countries to design, build and drive the development of WiMAX networks globally. Irish Broadband is the first company in this program to offer service on its WiMAX network.

BreezeMAX™ is Alvarion’s award winning, WiMAX platform that has been designed from the ground up according to the IEEE 802.16 standards using OFDM technology for advanced non-line-of-sight (NLOS) functionality. Its carrier-class design supports broadband speeds and quality of service (QoS) to enable carriers to offer triple play broadband services to thousands of subscribers from a single base station. Since its launch in mid-2004, BreezeMAX has been successfully deployed in over 150 installations in more than 30 countries around the world.

“Since 2002, Irish Broadband has been very successful using our market-leading systems to fill broadband coverage holes in Ireland," said Tzvika Friedman, CEO and President of Alvarion. “As an ’innovative challenger’ evolving its network to WiMAX, Irish Broadband is validating the coming growth in the broadband wireless market due to WiMAX standards, and Alvarion's role in this network expansion and as their only WiMAX provider shows our continued market leadership in wireless broadband. We are pleased that one of our key customers was chosen by Intel to be a strategic partner in its worldwide promotion and roll-out of WiMAX services, and we remain committed to supporting such partnerships, including the 30 other carrier customers now deploying Alvarion systems using the Intel chip.”

Alvarion’s system for license exempt spectrum is the BreezeACCESS VL, offering enhanced features such as OFDM for non-line-of-sight (NLOS) connections, extended reach of more than 20 kilometers (12.5 miles), high capacity, encryption, and quality of service (QoS) mechanisms for carrier-class broadband data and voice services. With its advanced features such as 10 and 20 MHz channels and automatic clear channel selection (ACCS) with a built-in spectrum analyzer, BreezeACCESS VL enables flexibility in frequency planning.

About Irish Broadband

Irish Broadband is a subsidiary of NTR plc, Ireland’s leading private sector developer, financier and operator of public and environmental infrastructure. In July 2002, Irish Broadband received a license to operate wireless broadband networks from Ireland’s ComReg (Commission for Communications Regulation - previously ODTR). Since then the company has deployed an aggressive network rollout and customer acquisition.

About Alvarion

With more than 2 million units deployed in 150 countries, Alvarion is the worldwide leader in wireless broadband providing systems to carriers, ISPs and private network operators, and also in extending coverage of GSM and CDMA mobile networks to developing countries and other hard to serve areas.

Leading the WiMAX revolution, Alvarion has the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands with both fixed and mobile solutions. Alvarion’s products enable the delivery of business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, hotspot coverage extension, community interconnection, public safety communications, and mobile voice and data. Alvarion works with several global OEM providers and more than 200 local partners to support its diverse global customer base in solving their last-mile challenges.

As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for more than ten years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience deploying OFDM-based systems, the Company's prominent work in the WiMAX Forum is focused on increasing widespread adoption of standards-based products in the wireless broadband market and leading the entire industry to mobile WiMAX solutions.

For more information, visit Alvarion’s World Wide Web site at www.alvarion.com

This press release contains forward -looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward -looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the in ability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Carmen Deville, Investor Relations: carmen.deville@alvarion.com or +650.314.2653